UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   august 9, 2005                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         HALO RESOURCES LTD. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         August 9, 2005

3.       PRESS RELEASE

         The press release was released on August 9, 2005 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Quebec and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Nick DeMare, Chairman of the Board
         Phone: (604) 685-9316

9.       DATE OF REPORT

         August 11, 2005.




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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


NEWS RELEASE                                                      AUGUST 9, 2005

  ROSCOE POSTLE ASSOCIATES INC. STUDY CONCLUDES FURTHER WORK REQUIRED AT DUPORT

VANCOUVER, BRITISH COLUMBIA, AUGUST 9, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) IS PLEASED TO ANNOUNCE that the recently completed study by Roscoe Postle Associates Inc. (RPA) concluded that further work is required at the company's Duport Gold Property.

A key element of the study is an updated resource estimate incorporating historical drilling information converted to digital format for the first time. The resource estimation was largely based on 74,227 m of historical diamond drilling from 1951 to 1988, as well as 7,054 m drilled by the Company in 2005. The resource was estimated using the contour method. The resource estimate by RPA, which conforms to Canadian NI 43-101 standards, was as follows:

                  TONNES (1,000)         AU (G/T)           AU (OZ)

   Indicated      424,000                 13.4             [183,000]
   Inferred       387,000                 10.7             [133,000]

     1.   The effective date of the resource estimate is June 1, 2005.
     2. The resources were estimated using a cut-off grade of 6.86 g/t Au, a minimum thickness of 1.5 m, a gold price of US$400 per oz, a gold recovery of 91%, and all assays were capped at 68.56 g/t,
     3. Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

The principal conclusions of the RPA study were as follows:

     1. A larger, higher-grade resource is required to generate positive economic results at current prices.

     2. To source additional potential mill-feed a regional exploration program should include:

          - Exploration focused on determining which rock characteristics or structures may host thicker or higher-grade ore intersections, i.e. relating the morphology of Duport grade, thickness, and grade-thickness to the morphology of host shear zones.
          -    Compilation of regional assessment data.
          -    Conduct  satellite  imagery  studies  to  facilitate   structural
               interpretation.
          -    Conduct and interpret airborne geophysical surveys.
          -    Relate airborne survey results to structural geology studies.
          -    Follow-up most favourable targets with ground geophysics.
          -    Test the most favourable targets with diamond drilling.

RPA estimates that the direct cost of such a program will be $500,000 to $700,000, depending upon the amount of diamond drilling, excluding any off-site costs.

QUALIFIED PERSON

Graham G.  Clow,  a  principal  of RPA and a  Qualified  Person as defined in NI
43-101,   has  reviewed  this  news  release  and  has  verified  the  technical information provided herein.

ADDITIONAL INFORMATION

For additional information on the Duport Property, please see the Technical Report on the Duport property, Northwestern Ontario, Canada, dated November 8, 2004, filed on SEDAR at WWW.SEDAR.COM.

HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: DUPORT, which is an advanced stage gold project; BACHELOR LAKE, which is a gold exploration project; and a letter of intent regarding QUARTER MOON, which is a grass roots gold project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

Website: WWW.HALORES.COM

ON BEHALF OF THE BOARD

"Marc Cernovitch"
President & CEO


For more information contact:

Marc Cernovitch
President & CEO
Tel: 604-484-0068
Toll Free: 1-866-841-0068
MCERNOVITCH@HALORES.COM


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. CERTAIN RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S OPERATIONS INCLUDE POLITICAL, ECONOMIC, ENVIRONMENTAL AND GEOLOGICAL ISSUES, INCLUDING BUT NOT LIMITED TO, THE CONTINUED NEED FOR ADDITIONAL CAPITAL, THE COMPETITION WITHIN THE MINING INDUSTRY, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE BRITISH COLUMBIA SECURITIES COMMISSION.



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